UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE): [X] Form 10-K [   ] Form 20-F [   ] Form 11-K [   ]
Form 10-Q [   ] Form N-SAR

For Period Ended: May 31, 2002

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I. REGISTRANT INFORMATION

Commission file number 0-26088

PACIFIC AEROSPACE & ELECTRONICS, INC.
(Full Name of Registrant)

Former Name if Applicable: N/A

430 Olds Station Road, Third Floor
Wenatchee, Washington 98801
(Address of Principal Executive Office, Street and Number) (Zip Code)

PART II. RULES 12b-25 (b) AND (c)
PART III. NARRATIVE
PART IV. OTHER INFORMATION

PART II. RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is requesting an extension for the filing of the Annual Report on Form 10-K for the year ended May 31, 2002 based upon the fact that the Registrant did not have complete information from which to complete the necessary financial statements by August 29, 2002. The Registrant and its accountants prioritized their efforts over the last fiscal quarter on performing the necessary tasks to obtain an opinion from the Registrant's certifying accountants on the Registrant's financial statements for the year ended May 31, 2001 (on which the Registrant's certifying accountant originally had issued a disclaimer of opinion). On July 15, 2002, the Registrant filed an amended Annual Report on Form 10-K/A for the year ended May 31, 2001 containing an opinion of the Registrant's certifying accountant on the Registrant's financial statements for the year ended May 31, 2001. Because of the amount of additional time and work on the part of the Registrant required to obtain that opinion, however, the Registrant was unable to provide the required financial information to its certifying accountants in time to finalize the audit on its May 31, 2002 financial statements by the August 29, 2002 filing deadline. Notwithstanding the foregoing, the Registrant will file its Annual Report on Form 10-K for the year ended May 31, 2002 prior to the expiration of the 15 calendar-day extension period on September 13, 2002.

PART IV. OTHER INFORMATION

(1)  The name and telephone number of the person to contact in regard to this notification is Mr. Charles Miracle at (509) 667-9600.

(2)  Have all other reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify reports.

[X] Yes [   ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [   ] No

The Registrant anticipates a significant change in the results of operations of the Registrant from the year ended May 31, 2001 to the year ended May 31, 2002. Throughout its 2002 fiscal year the Registrant restructured its operations, closing a number of unprofitable facilities and subsidiaries and taking various other cost saving measures. In March 2002 the Registrant announced a restructuring of its outstanding debt as described in the Registrant’s Current Report on Form 8-K dated March 19, 2002 and filed with the Commission on April 4, 2002, which is incorporated herein by this reference. The Registrant expects that the restructuring of its operations and its debt structure will have a positive effect on the Registrant’s earnings and cash flows. The Registrant further anticipates that a substantial decline in the market for aerospace products resulting from the September 11, 2001 terrorist attacks will cause an adverse change in the Registrant’s results of operations for the fiscal year ended May 31, 2002.

The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Charles Miracle Chief Financial Officer

Date: August 29, 2002

End of Filing